Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2025 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 14, 2025

Guangzhou, China, August 14, 2025 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Highlights

•	Total net revenues for the second quarter of 2025 were RMB25.8 billion (US$3.6 billion), compared with RMB26.9 billion in the prior year period.

•	GMV[1] for the second quarter of 2025 increased by 1.7% year over year to RMB51.4 billion from RMB50.6 billion in the prior year period.

•	Gross profit for the second quarter of 2025 was RMB6.1 billion (US$845.2 million), compared with RMB6.3 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the second quarter of 2025 was RMB1.5 billion (US$208.0 million), compared with RMB1.9 billion in the prior year period.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the second quarter of 2025 was RMB2.1 billion (US$290.0 million), compared with RMB2.2 billion in the prior year period.

•	The number of active customers[3] for the second quarter of 2025 was 43.5 million, compared with 44.3 million in the prior year period.

•	Total orders[4] for the second quarter of 2025 were 193.0 million, compared with 197.8 million in the prior year period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “Our business trajectory showed stabilization as we acted swiftly to revive customer activity and sales momentum. Total GMV has returned to growth, driven by solid performance in apparel categories and double-digit growth in Super VIP members. Anchored by our vision of discount retail for brands, we have implemented changes within our organization to enhance the self-reinforcing flywheel across merchandising, operations and customer engagement. With our scale, strategic clarity and merchandising strength, we are executing with confidence on our path to long-term success.”

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the given period, including the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]

“Active customers” is defined as registered members who have purchased from the Company’s self-operated online sales business or the Company’s online marketplace platforms, excluding those who made their purchases from the Company’s online stores operated at third-party platforms, at least once during the relevant period.

[4]

“Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online sales business and on the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “We delivered another quarter of healthy profitability, demonstrating our consistent financial discipline in prioritizing growth initiatives and optimizing resource allocation. Looking ahead, our consistent strategy and focused execution position us well to return to sustainable growth. Meanwhile, we remain firmly on track to deliver on our shareholder return commitments, having distributed a total of US$614.1 million through dividends and buybacks in the first half of 2025.”

Second Quarter 2025 Financial Results

REVENUES

Total net revenues for the second quarter of 2025 were RMB25.8 billion (US$3.6 billion), compared with RMB26.9 billion in the prior year period.

GROSS PROFIT

Gross profit for the second quarter of 2025 was RMB6.1 billion (US$845.2 million), compared with RMB6.3 billion in the prior year period. Gross margin for the second quarter of 2025 was 23.5%, compared with 23.6% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2025 increased by 6.3% year over year to RMB4.6 billion (US$637.0 million) from RMB4.3 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2025 were 17.7%, compared with 16.0% in the prior year period.

•

Fulfillment expenses for the second quarter of 2025 decreased by 2.6% year over year to RMB2.1 billion (US$294.4 million) from RMB2.2 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2025 were 8.2%, compared with 8.1% in the prior year period.

•

Marketing expenses for the second quarter of 2025 decreased by 3.3% year over year to RMB715.9 million (US$99.9 million) from RMB740.7 million in the prior year period. As a percentage of total net revenues, marketing expenses for the second quarter of 2025 were 2.8%, which remained stable as compared with that in the prior year period.

•

Technology and content expenses for the second quarter of 2025 decreased by 9.3% year over year to RMB442.0 million (US$61.7 million) from RMB487.2 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the second quarter of 2025 were 1.7%, compared with 1.8% in the prior year period.

•

General and administrative expenses for the second quarter of 2025 were RMB1.3 billion (US$181.0 million), compared with RMB900.7 million in the prior year period, primarily reflecting an increase in the share-based compensation expenses for Shan Shan Outlets. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2025 were 5.0%, compared with 3.4% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the second quarter of 2025 was RMB1.7 billion (US$237.0 million), compared with RMB2.2 billion in the prior year period. Operating margin for the second quarter of 2025 was 6.6%, compared with 8.3% in the prior year period.

Non-GAAP income from operations5 for the second quarter of 2025, which excluded share-based compensation expenses, was RMB2.4 billion (US$334.4 million), compared with RMB2.6 billion in the prior year period. Non-GAAP operating margin6 for the second quarter of 2025 was 9.3%, compared with 9.5% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2025 was RMB1.5 billion (US$208.0 million), compared with RMB1.9 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the second quarter of 2025 was 5.8%, compared with 7.2% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the second quarter of 2025 was RMB2.91 (US$0.41), compared with RMB3.49 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2025, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, was RMB2.1 billion (US$290.0 million), compared with RMB2.2 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the second quarter of 2025 was 8.0%, compared with 8.1% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the second quarter of 2025 was RMB4.06 (US$0.57), compared with RMB3.91 in the prior year period.

For the quarter ended June 30, 2025, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 511,765,820.

BALANCE SHEET AND CASH FLOW

As of June 30, 2025, the Company had cash and cash equivalents and restricted cash of RMB24.7 billion (US$3.5 billion) and short term investments of RMB3.0 billion (US$416.2 million).

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended June 30, 2025, net cash generated from operating activities was RMB1.3 billion (US$181.6 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	June 30, 2024 RMB’000	June 30, 2025 RMB’000	June 30, 2025 US$’000
Net cash generated from operating activities	287,090	1,301,049	181,619
Reconciling items:
Net impact from internet financing activities[11]	27,193	56,614	7,903
Capital expenditures	(1,178,086)	(555,862)	(77,595)

Free cash (outflow) inflow	(863,803)	801,801	111,927

For the trailing twelve months ended

	June 30, 2024 RMB’000	June 30, 2025 RMB’000	June 30, 2025 US$’000
Net cash generated from operating activities	9,626,765	9,673,390	1,350,353
Reconciling items:
Net impact from internet financing activities	(84,782)	73,437	10,251
Capital expenditures	(4,360,210)	(2,908,504)	(406,012)

Free cash inflow	5,181,773	6,838,323	954,592

Share Repurchase Program

During the quarter ended June 30, 2025, the Company repurchased US$349.8 million of its ADSs under its current US$1.0 billion share repurchase program, which is effective through February 2027. As of June 30, 2025, the Company had an unutilized amount of US$646.0 million under this program.

Business Outlook

For the third quarter of 2025, the Company expects its total net revenues to be between RMB20.7 billion and RMB21.7 billion, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the effective noon buying rate on June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2025 or at any other rate.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Conference Call Information

The Company will hold a conference call on Thursday, August 14, 2025 at 7:30 am U.S. Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link:

https://register-conf.media-server.com/register/BI2192d872e0794484950ff9361d783729

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/q2wjofki. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	25,077,607	23,797,383	3,321,987	50,924,737	48,090,503	6,713,175
Other revenues (1)	1,797,561	2,008,977	280,442	3,596,311	3,984,399	556,201

Total net revenues	26,875,168	25,806,360	3,602,429	54,521,048	52,074,902	7,269,376

Cost of revenues	(20,533,956)	(19,751,363)	(2,757,184)	(41,634,335)	(39,937,696)	(5,575,087)

Gross profit	6,341,212	6,054,997	845,245	12,886,713	12,137,206	1,694,289

Operating expenses:
Fulfillment expenses (2)	(2,164,681)	(2,109,239)	(294,438)	(4,150,206)	(3,999,193)	(558,266)
Marketing expenses	(740,662)	(715,900)	(99,936)	(1,431,546)	(1,448,048)	(202,140)
Technology and content expenses	(487,156)	(442,039)	(61,706)	(969,057)	(891,109)	(124,394)
General and administrative expenses	(900,671)	(1,296,338)	(180,962)	(1,829,758)	(2,247,136)	(313,688)

Total operating expenses	(4,293,170)	(4,563,516)	(637,042)	(8,380,567)	(8,585,486)	(1,198,488)

Other operating income	184,380	206,423	28,816	485,978	422,979	59,046

Income from operations	2,232,422	1,697,904	237,019	4,992,124	3,974,699	554,847
Investment (loss) gain and revaluation of investments	(17,855)	37,106	5,180	(21,413)	(353)	(49)
Impairment loss of investments	(14,691)	0	0	(14,691)	0	0
Interest expense	(13,666)	(23,482)	(3,278)	(24,221)	(33,721)	(4,707)
Interest income	191,656	195,951	27,354	407,713	418,901	58,476
Exchange loss	(74,896)	(18,849)	(2,631)	(77,263)	(31,784)	(4,437)

Income before income tax expense and share of income of equity method investees	2,302,970	1,888,630	263,644	5,262,249	4,327,742	604,130
Income tax expenses	(405,646)	(407,189)	(56,841)	(1,024,932)	(914,856)	(127,709)
Share of income of equity method investees	47,203	36,357	5,075	55,138	85,222	11,897

Net income	1,944,527	1,517,798	211,878	4,292,455	3,498,108	488,318
Net income attributable to non-controlling interests	(13,320)	(28,049)	(3,915)	(44,538)	(65,514)	(9,145)

Net income attributable to Vipshop’s shareholders	1,931,207	1,489,749	207,963	4,247,917	3,432,594	479,173

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	108,709,998	101,229,148	101,229,148	108,584,522	101,951,703	101,951,703
—Diluted	110,735,433	102,353,164	102,353,164	110,708,271	103,374,279	103,374,279
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	17.76	14.72	2.05	39.12	33.67	4.70
Net income attributable to Vipshop’s shareholders—Diluted	17.44	14.55	2.03	38.37	33.21	4.64
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	3.55	2.94	0.41	7.82	6.73	0.94
Net income attributable to Vipshop’s shareholders—Diluted	3.49	2.91	0.41	7.67	6.64	0.93

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.5 billion and RMB 1.5 billion in the three month periods ended June 30, 2024 and June 30, 2025, respectively.	(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 2.9 billion and RMB 2.8 billion in the six month periods ended June 30, 2024 and June 30, 2025, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	20,727	15,844	2,212	41,091	36,021	5,028
Marketing expenses	7,516	18,177	2,537	15,335	25,219	3,520
Technology and content expenses	96,856	73,992	10,329	190,288	162,837	22,731
General and administrative expenses	206,985	589,838	82,338	380,832	824,376	115,078

Total	332,084	697,851	97,416	627,546	1,048,453	146,357

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	26,352,161	24,238,054	3,383,502
Restricted cash	602,342	502,594	70,159
Short term investments	1,872,756	2,981,248	416,166
Accounts receivable, net	915,158	1,018,720	142,208
Amounts due from related parties, net	548,145	545,766	76,186
Other receivables and prepayments, net	2,473,050	2,845,006	397,148
Loan receivables, net	6,878	8,890	1,241
Inventories	5,032,069	4,276,040	596,912

Total current assets	37,802,559	36,416,318	5,083,522

NON-CURRENT ASSETS
Property and equipment, net	18,292,771	18,490,736	2,581,207
Deposits for property and equipment	164,955	10,416	1,454
Land use rights, net	10,686,400	10,548,442	1,472,506
Intangible assets, net	327,844	325,955	45,502
Investment in equity method investees	2,002,043	2,219,807	309,873
Other investments	3,355,489	3,377,873	471,533
Other long-term assets	434,206	286,156	39,946
Goodwill	755,213	755,213	105,424
Deferred tax assets, net	681,029	713,496	99,600
Operating lease right-of-use assets	433,617	439,426	61,342

Total non-current assets	37,133,567	37,167,520	5,188,387

TOTAL ASSETS	74,936,126	73,583,838	10,271,909

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	2,399,629	6,663,000	930,119
Accounts payable	15,190,560	11,733,049	1,637,870
Advance from customers	2,035,184	1,530,985	213,717
Accrued expenses and other current liabilities	9,663,421	8,400,509	1,172,668
Amounts due to related parties	104,187	127,674	17,823
Deferred income	476,796	489,117	68,278
Operating lease liabilities	57,224	59,788	8,346

Total current liabilities	29,927,001	29,004,122	4,048,821

NON-CURRENT LIABILITIES
Deferred tax liability	783,863	595,592	83,141
Deferred income-non current	2,084,038	2,258,212	315,234
Operating lease liabilities	591,995	594,153	82,941

Total non-current liabilities	3,459,896	3,447,957	481,316

TOTAL LIABILITIES	33,386,897	32,452,079	4,530,137

EQUITY:
Total shareholders’ equity (US$0.0001 par value, 500 million shares authorized, 117.5 million shares issued, and 98.6 million shares outstanding as of June 30, 2025) (4)	39,968,813	39,500,179	5,514,012
Non-controlling interests	1,580,416	1,631,580	227,760

Total shareholders’ equity	41,549,229	41,131,759	5,741,772

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,936,126	73,583,838	10,271,909

(4)	The number of treasury stock as of June 30, 2025 was 17.0 million, of which 17.0 million are Class A ordinary shares repurchased under the share repurchase program.

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	2,232,422	1,697,904	237,019	4,992,124	3,974,699	554,847
Share-based compensation expenses	332,084	697,851	97,416	627,546	1,048,453	146,357

Non-GAAP income from operations	2,564,506	2,395,755	334,435	5,619,670	5,023,152	701,204

Net income attributable to Vipshop’s shareholders	1,931,207	1,489,749	207,963	4,247,917	3,432,594	479,173
Share-based compensation expenses	332,084	697,851	97,416	627,546	1,048,453	146,357
Impairment loss of investments	14,691.00	—	—	14,691	—	—
Investment loss (gain) and revaluation of investments excluding dividends	17,855	(36,715)	(5,125)	21,413	744	104
Reconciling items on the share of equity method investments(5)	(15,124)	23,641	3,300	(28,647)	23,702	3,309
Tax effects on non-GAAP adjustments	(115,297)	(97,308)	(13,584)	(134,789)	(119,891)	(16,736)

Non-GAAP net income attributable to Vipshop’s shareholders	2,165,416	2,077,218	289,970	4,748,131	4,385,602	612,207

(5) To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	108,709,998	101,229,148	101,229,148	108,584,522	101,951,703	101,951,703
—Diluted	110,735,433	102,353,164	102,353,164	110,708,271	103,374,279	103,374,279
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	19.92	20.52	2.86	43.73	43.02	6.01
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	19.55	20.29	2.83	42.89	42.42	5.92
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	3.98	4.10	0.57	8.75	8.60	1.20
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	3.91	4.06	0.57	8.58	8.48	1.18